Elequin Securities LLC

Report on Audit of Statement of Financial Condition

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-70654

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ELEQUIN SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1333 BROADWAY, SUITE 500

(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JAMES FINLAYSON	(929) 346 7126	james@elequincapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300 Chicago	IL	60606
(Address) (City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Finlayson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Elequin Securities LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTOPHER C. CROTTY
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Westchester County
02CR0025200
MY COMMISSION EXPIRES 05/28/2028

I attest that James D. Finlayson who is personally known to me signed this document 2-13-26

Christopher C. Crotty

Notary Public

Signature:

Title: COO & President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Elequin Securities LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Elequin Securities LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2023.

Chicago, Illinois
February 23, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

Elequin Securities LLC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	344,665
Securities owned, at fair value		691,612,005
Due from clearing brokers		35,668,216
Interest receivable		7,359,320
Dividend receivable		79,776
Prepaid expenses and other assets		196,626
TOTAL ASSETS	$	735,260,608

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Securities sold, not yet purchased	$	362,251,798
Due to clearing brokers		245,802,506
Accounts payable and accrued expenses		4,882,067
Interest payable		4,234,680
Dividend payable		48,606
TOTAL LIABILITIES		617,219,657
Member's Equity		118,040,951
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	735,260,608

See accompanying notes to financial statements

Notes to Financial Statements
For the Year Ended December 31, 2025

1. Organization and Nature of Business

Elequin Securities, LLC ("Company"), a Delaware limited liability company wholly-owned by Elequin Holdings LLC ("Parent"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange ("CBOE") and the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations on December 27, 2021. The Company is engaged in proprietary trading and making markets in various types of securities. Equity securities, inclusive of ETFs, are traded on the National Securities Exchanges. The Company also takes hedge positions in futures and options.

The Company does not claim an exemption from the provisions of Rule 15c3-3 of the SEC. For the year ended December 31, 2025, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts for or to customers; did not carry proprietary accounts of broker dealer (PAB) (as defined in Rule 15c3-3); and its business activities are limited to proprietary trading.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash
The Company maintains its cash balance at a financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is a single member limited liability company disregarded for income tax purposes. The Parent is a flow through entity filing a partnership return and the owners are individually responsible for income taxes that result from the Company's operations. Therefore, no provision for federal, state, or local income taxes is included in the accompanying financial statements.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities.
Significant judgment Is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the Statement of Operations.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in these financial statements any interest or penalties related to income taxes, and have no material unrecognized tax benefits. The Company is generally subject to examination by U.S. federal or state taxing authorities for current and three past tax years.

Translation of Foreign Currency
Assets and liabilities denominated in foreign currencies are translated into US dollar amounts at the period end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into US dollars on the transaction date. Adjustments arising from foreign current transactions are reflected in the Statement of Operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in trading revenue in the Statement of Operations.

Notes to Financial Statements
For the Year Ended December 31, 2025

2. Summary of Significant Accounting Policies (continued)

Receivable from and Payable to Brokers, Dealers and Clearing Organizations
The receivable from and payable to brokers, dealers and clearing organizations include cash balances and unsettled transactions. The Company clears the majority of its proprietary transactions through clearing brokers. The net receivables/payables from/to brokers, dealers and clearing organizations related to the aforementioned transactions contain cash margin balances and are collateralized by securities owned by the Company. The clearing brokers' internal and regulatory collateral requirements on open short positions and securities purchased on margin require that cash and/or securities be maintained in the Company's accounts to satisfy such requirements.

Financial Instruments
Financial instruments owned and financial instruments sold, not yet purchased are measured at fair value, recorded on a trade date basis. Resulting realized and change in unrealized gains and losses are reported in principal transactions in the statement of operations.

The Company recognizes contractual interest on securities and interest expense on an accrual basis, and dividend income and expense are recognized on the ex-dividend date. Commission and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Credit Losses on Financial Assets
The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash, receivables from broker-dealers, and other receivables. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2025.

3. Segment Reporting (Topic 280)

The Company is engaged in a single line of business as a securities broker-dealer. The Company's chief operating decision maker (CODM) consists of a group of top executives (CEO, COO and CFO) who use net income to evaluate business performance, primarily in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

4. Fair Value

The fair value of the Company's assets and liabilities which qualify as financial instruments in accordance with US GAAP approximate the carrying amounts presented in the Statement of Financial Condition.

The Company carries its securities owned and sold short at fair value. US GAAP establishes a hierarchy for inputs used in measuring Fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the facts market participants would use in valuing the investment based on the best information in the circumstances.

Notes to Financial Statements
For the Year Ended December 31, 2025

4. Fair Value (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follow:

Level 1) Valuations based on unadjusted quoted priced in active markets for identical investments.

Level 2) Valuations based on (a) quoted prices in markets that are not active; (b) quoted prices for similar investments in active markets; (c) inputs other than quoted prices that are observable or inputs derived from or corroborated by observable market data correlation or otherwise.

Level 3) Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristic's particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the management in determining fair value is greatest for instruments categorized in Level 3.

Substantially all of the Company's assets and liabilities are considered financial instruments, and are either already reflected at fair value, or at carrying amounts that approximate fair value due to their short term nature.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Investments in Equities
The Company values investments in equities (which includes exchange traded funds) that are freely tradeable and are listed on a national securities exchange at their last sales price as of the date of determination.

To the extent equities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy, otherwise the equities are categorized as level 2.

Warrants
The Company values warrants that are traded on an exchange at their last reported sales price to determine their fair value. Warrants that are traded on an exchange in an active market are generally classified in Level 1 of the fair value hierarchy. If adjustments are necessary or if the warrants are not actively traded, they are categorized as Level 2.

Municipal Bonds
The Company values municipal bonds based on prices from independent pricing services. These bonds are generally classified as Level 2. If observable data is unavailable or adjustments are significant, they are categorized as Level 3. As we have not made any adjustments to the market quotes provided to us and as they are based on observable market data, they have been categorized as Level 2 within the fair value hierarchy.

Corporate Bonds
The Company values corporate bonds based on prices from independent pricing services. When such data is readily available, the bonds are typically Level 2. Securities with limited trading or requiring significant assumptions may be categorized as Level 3. As we have not made any adjustments to the market quotes provided to us and as they are based on observable market data, they have been categorized as Level 2 within the fair value hierarchy.

Notes to Financial Statements
For the Year Ended December 31, 2025

4. Fair Value (continued)

Preferred Equities

The Company values exchange-listed preferred equities based on the Bid price from independent pricing source, placing them in Level 1. If trading is limited or valuation adjustments are required, they are categorized as Level 2. Securities relying on significant unobservable inputs are classified as Level 3.

U.S. Treasury Bills

The Company values U.S. Treasury Bills based on the quoted market prices in active markets and included them in the Level 1 fair value hierarchy due to the U.S. Treasury Bills being actively traded.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2025.

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value				
Equities	$ 94,316,158	$ -	$ -	94,316,158
Municipal Bonds	-	592,143,381	-	592,143,381
Preferred Equity	4,163,999	-	-	4,163,999
Treasury Bills	988,234	-	-	988,234
Warrants	234	-	-	234
Total Securities, at fair value	**$ 99,468,624**	**$ 592,143,381**	**$ -**	**$ 691,612,005**
Liabilities				
Securities sold, not yet purchased				
Equities	$ 86,413,371	$ -	$ -	86,413,371
Corporate Bonds	-	273,982,100	-	273,982,100
Preferred Equity	1,856,327	-	-	1,856,327
Total Securities sold, not yet purchased, at fair value	**$ 88,269,698**	**$ 273,982,100**	**$ -**	**$ 362,251,798**

5. Related Party Transactions

Amounts Due to Parent Company

As of December 31, 2025, the Company had $3,956,633 due to the Parent which is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

As of July 15, 2022, the Company has established an Expense Sharing Agreement with its parent entities, Elequin Holdings, LLC and Elequin Capital, LP. The Second Amended and Restated version of this agreement became effective as of June 1, 2024. This agreement delineates the allocation of shared expenses and their settlement based on predetermined sharing percentages. Throughout the financial year, the Company has participated in expense sharing, resulting in a total shared expense amounting to $7,713,361, which is included in 'Professional fees and operating expenses' and 'Salaries and related costs' on the Statement of Operations.

Throughout 2025, the Company entered into multiple short-term loan agreements with its parent company, Elequin Holdings, LLC, whereby the Company may either borrow from or lend to the Parent. Under the terms of the loan agreements, any loan not repaid within 30 days would bear interest at an annualized rate of 10%.

During the year, a total of $60,100,000 in loans was transacted between the parties, with repayments totaling $60,200,000 and no interest charges incurred. The maximum borrowing on a single day was $14,000,000 and the maximum lending to the Parent on a single day was $18,100,000. As of December 31, 2025, the Company had no outstanding balance with Elequin Holdings, LLC.

Notes to Financial Statements
For the Year Ended December 31, 2025

6. Financial Instruments and Risk

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, and credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity, futures, and options prices and the extent and timing of investor participation in these markets.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short term interest rates, differences in relative values of similar assets in different currencies, long term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business in unable to fulfill contractual obligations.

Liquidity risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Short selling, or the sale of securities not owned by the Company, expose the Company to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage, including margin borrowings, can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

7. Due to/from Broker

The Company clears its proprietary and market making trades through multiple clearing brokers.

All of the Company's assets and liabilities held at each Clearing Broker are subject to a master netting arrangement. The master netting arrangement allows each Clearing Broker to transfer amounts between different accounts at that Clearing Broker to satisfy margin requirements.

Cash and securities are maintained on deposit with the Clearing Brokers and represent the minimum balances required to utilize their services. These balances are presented net (assets less liabilities) with the Clearing Brokers. In connection with Joint Back Office Agreements with the Clearing Brokers, the Company invested $50,000 in preferred shares and $10,000 in membership interests, respectively. These investments are subject to redemption restrictions.

Notes to Financial Statements
For the Year Ended December 31, 2025

7. Due to/from Broker (continued)

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2025, consist of the following:

	Assets	Liabilities
Receivable/Payable cash and unsettled activity from/to brokers & dealers	35,668,216	(245,802,506)

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital that is the greater of (i) $100,000, (ii) $2,500 for each security that it is registered as a Market Maker (unless a security in which it makes a market has a market value of $5 of less. In this event the amount of net capital shall be not less than $1,000 for each security), (iii) six and two-thirds percent (6 2/3%) of aggregate indebtedness. The Uniform Net Capital Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2025, the Company had net capital of $45,658,146 which was $45,047,122 in excess of its required net capital of $611,024. The Company's aggregate indebtedness to net capital ratio was 20.07%.

9. Subsequent Events

The Company performed an evaluation of subsequent events through the date the financial statements were issued, and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosures in the financial statements as of December 31, 2025.